Exhibit 99.2

Magna International Inc.

First Quarter Report

2025

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2025 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2024 included in our 2024 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at May 1, 2025.

HIGHLIGHTS

Comparing the first quarter of 2025 to the first quarter of 2024:

•	Global light vehicle production decreased 3%, including 5% and 8% declines in North America and Europe, respectively, and a 2% increase in China.

•	Total sales decreased 8% to $10.1 billion, largely reflecting lower global light vehicle production, the weakening of currencies against the U.S. dollar, and lower complete vehicle assembly sales as a result of the end of production of the Jaguar I-Pace and Jaguar E-Pace programs. These declines were partially offset by the launch of new programs.

•	Diluted earnings per share were $0.52 and adjusted diluted earnings per share(1) were $0.78, compared to $1.08 in the first quarter of 2024. Lower earnings on the sales decline and higher net warranty costs were partially offset by higher net favourable commercial items, the impact of operational excellence and cost initiatives, productivity and efficiency improvements and lower engineering spend.

•	Cash from operating activities decreased $184 million to $77 million.

In addition, in the first quarter of 2025, we:

•	Returned $187 million to shareholders, including $136 million in dividends and $51 million in share repurchases; and

•	Were recognized with a 2025 Automotive News PACEpilot award for our thermal sensing technology.

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 167,000(3) employees across 342 manufacturing operations and 103 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

1 Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes approximately 155,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

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INDUSTRY TRENDS & RISKS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many original equipment manufacturers ["OEMs"] globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: OEM, supplier or sub-supplier disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; labour disruptions and the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to the pace of EV adoption; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there are a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to the imposition of tariffs on vehicles and components or materials incorporated therein and trends related to vehicle electrification and advanced driver assistance systems. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2024. Those industry trends and risk factors remain substantially unchanged in respect of the first quarter ended March 31, 2025, except as follows:

•	Unpredictable Trade and Tariff Environment: Historical growth in the automotive industry has been aided by the free movement of goods, services and people through stable bilateral and regional trade agreements. Measures implemented by the current U.S administration have created an unpredictable trade environment by imposing or expanding tariffs, and in some cases, modifying or suspending some of the tariffs recently imposed. Such tariffs, together with retaliatory measures, risk increasing our input costs, the prices paid by our customers for our products, as well as the price consumers pay for vehicles. Significant or sustained tariff costs which are not recovered from our customers could have a material adverse effect on our profitability. Additionally, to the extent tariffs erode vehicle affordability, consumer demand for vehicles may decline, prompting a reduction in vehicle production volumes, which is a material driver of our operations, sales and profitability.

•	Increasing Economic Uncertainty: Recent tariff and trade measures have triggered volatility in both stock and bond markets, with market behaviour reflecting increased concern regarding the potential for both inflation and economic recession. Consumer confidence and short-term consumer expectations indices declined in March 2025, signalling growing pessimism about future business conditions, employment prospects, and personal financial situations. Macroeconomic and political conditions, consumer confidence levels, interest rates and other factors described in our prior filings are significant factors potentially impacting vehicle sales levels and thus vehicle production levels. In light of increased economic uncertainty, third-party forecasts for vehicle production in North America, Europe and China in 2025 and 2026 have been significantly reduced. Significant or sustained declines in vehicle production volumes in any of our three core markets could have a material adverse effect on our operations, sales, and profitability. Significant or sustained declines in production volumes could also result in us incurring restructuring charges and/or recording impairment charges, either of which could have a material adverse effect on our profitability. Additionally, current economic conditions, including declining production volumes and tariff-related risks, are placing incremental stress on the financial health of automotive suppliers. Sustained stress on our supply base as a result of these or other conditions could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of our production lines or the production lines of our customers; all of which could have a material adverse effect on our profitability.

•	Planning and Forecasting Challenges: Unpredictable government policy-making, the erratic trade and tariff environment, and deteriorating economic conditions are making operational planning and forecasting more challenging for OEMs, Tier 1 suppliers, and other automotive suppliers. In the event of significant volatility in vehicle demand, OEMs could take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM actions can result in a number of direct and indirect consequences for Tier 1 suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly; and unrecoverable costs and changes, including from sub-suppliers that have been adversely affected by production inefficiencies. If prolonged, any such actions could have a material adverse effect on our operations, sales and profitability. Additionally, planning and forecasting uncertainty could result in greater variability between market expectations and our actual financial and operating results which, in turn, could increase volatility in our stock price.

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•	Restructuring and Impairment Risks: As a result of recent tariff actions, our customers may be deterred from taking any of the following actions in jurisdictions outside of the United States: awarding or commencing new production programs; continuing or extending production of existing programs; or investing capital for vehicle production. Any significant loss of existing programs and/or failure to secure new program awards, including at our Complete Vehicle Assembly business in Austria, could result in us incurring restructuring, downsizing or other non-recurring costs related to the closure of facilities. Additionally, such customer actions could require us to record impairment charges. Any of the foregoing could have a material adverse effect on our profitability.

•	Application of a 2023 Tax Law Interpretation: As a result of the proposed application of a 2023 judicial decision to periods preceding the date of the ruling in a jurisdiction in which we have operations, we may face a reassessment of certain prior tax periods which could require payment of refundable value added tax ("VAT"), as well as interest, penalties and other charges. Although such VAT amounts are refundable, the interest, penalties and other charges are not and could have a material adverse impact on our financial results. Although a tax audit is currently on-going, no formal reassessment has been issued by the applicable tax authority and we continue to explore alternate avenues to resolve this matter.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

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RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months
	ended March 31,
	2025	2024	Change
1 Canadian dollar equals U.S. dollars	0.697	0.741	-	6%
1 euro equals U.S. dollars	1.053	1.085	-	3%
1 Chinese renminbi equals U.S. dollars	0.138	0.139	-	1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months
	ended March 31,
	2025	2024	Change
North America	3,780	3,976	-	5%
Europe	4,192	4,567	-	8%
China	6,541	6,434	+	2%
Other	6,600	6,713	-	2%
Global	21,113	21,690	-	3%

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RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED MARCH 31, 2025

SALES

Sales decreased 8% or $901 million to $10.07 billion for the first quarter of 2025 compared to $10.97 billion for the first quarter of 2024 primarily due to:

•	lower global light vehicle production;

•	lower complete vehicle assembly volumes, including the end of production of the Jaguar I-Pace and Jaguar E-Pace;

•	the end of production of certain programs;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $205 million;

•	divestitures, net of acquisitions, during 2024, which decreased sales by $58 million; and

•	net customer price concessions subsequent to the first quarter of 2024.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the first quarter of 2024, including the Mercedes-Benz G-Class, GMC Acadia and Chevrolet Traverse;

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis; and

•	customer price increases to partially recover certain higher production input costs.

COST OF GOODS SOLD

	For the three months
	ended March 31,
	2025	2024	Change
Material	$6,229	$6,776	$(547)
Direct labour	727	826	(99)
Overhead	1,871	2,040	(169)
Cost of goods sold	$8,827	$9,642	$(815)

Cost of goods sold decreased $815 million to $8.83 billion for the first quarter of 2025 compared to $9.64 billion for the first quarter of 2024, primarily due to:

•	lower material, direct labour and overhead associated with lower production and complete vehicle assembly sales on certain programs;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $180 million;

•	productivity and efficiency improvements;

•	a decrease in material, direct labour and overhead costs associated with lower engineering sales;

•	divestitures, net of acquisitions, during or subsequent to the first quarter of 2024, which decreased cost of goods sold by $50 million;

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis; and

•	lower net engineering costs, including spending related to our electrification and active safety business.

These factors were partially offset by:

•	an increase in net warranty costs of $23 million;

•	higher production input costs net of customer recoveries, primarily for labour;

•	higher pre-operating costs incurred at new facilities;

•	higher costs relating to the imposition of tariffs by the United States and the related international retaliatory measures during the first quarter of 2025; and

•	higher restructuring costs.

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DEPRECIATION

Depreciation decreased $8 million to $369 million for the first quarter of 2025 compared to $377 million for the first quarter of 2024 primarily due to the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar, which decreased depreciation by $8 million. These factors were partially offset by increased capital deployed at new and existing facilities including to support the launch of programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets decreased $2 million to $26 million for the first quarter of 2025 compared to $28 million for the first quarter of 2024 primarily due to the impairment of acquired intangible assets at two European lighting facilities in our Power & Vision segment during the fourth quarter of 2024 and the net weakening of foreign currencies against the U.S. dollar, which decreased amortization of acquired intangible assets by $1 million.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $23 million to $539 million for the first quarter of 2025 compared to $516 million for the first quarter of 2024, primarily as a result of:

•	net transactional foreign exchange losses in the first quarter of 2025 compared to net foreign exchange gains in the first quarter of 2024;

•	higher costs to accelerate our operational excellence initiatives;

•	a gain on the sale of an equity-method investment during the first quarter of 2024; and

•	higher restructuring costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased SG&A by $12 million;

•	divestitures, net of acquisitions during or subsequent to the first quarter of 2024;

•	lower investments in research, development and new mobility;

•	lower labour and benefit costs; and

•	a decrease in incentive compensation.

INTEREST EXPENSE, NET

During the first quarter of 2025, we recorded net interest expense of $50 million compared to $51 million for the first quarter of 2024. The $1 million decrease is primarily a result of lower interest expense on decreased short-term borrowings at lower interest rates. These factors were partially offset by lower interest income earned on cash and investments due to reduced cash balances and lower interest rates; and higher interest expense on Senior Notes issued during the first and second quarter of 2024 at higher interest rates than the Senior Notes repaid during the second quarter of 2024.

EQUITY INCOME

Equity income decreased $14 million to $20 million for the first quarter of 2025 compared to $34 million for the first quarter of 2024, primarily as a result of:

•	commercial items in the first quarters of 2025 and 2024, which had a net unfavourable impact on a year-over-year basis;

•	net transactional foreign exchange losses in the first quarter of 2025 compared to net foreign exchange gains in the first quarter of 2024; and

•	reduced earnings on lower sales.

These factors were partially offset by lower launch costs.

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OTHER EXPENSE, NET

	For the three months
	ended March 31,
	2025	2024
Restructuring activities (1)	$44	$38
Investments (2)	9	2
Impacts related to Fisker Inc. ["Fisker"] (3)	—	316
	$53	$356

(1)	Restructuring activities

In the first quarter of 2025, we recorded restructuring charges of $33 million [$33 million after tax] in our Complete Vehicles segment, and $11 million [$11 million after tax] in our Power & Vision segment.

In the first quarter of 2024, we recorded restructuring charges of $26 million [$20 million after tax] in our Complete Vehicles segment, and $12 million [$12 million after tax] in our Body Exteriors & Structures segment.

(2)	Investments

	For the three months
	ended March 31,
	2025	2024
Revaluation of public company warrants	$8	$—
Revaluation of public and private equity investments	1	2
Other expense, net	9	2
Tax effect	(1)	(1)
Net loss attributable to Magna	$8	$1

(3)	Impacts related to Fisker

During the first quarter of 2024, we recorded impairment charges on our Fisker related net assets, including our Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. We also recorded restructuring charges during the first quarter of 2024 related to our Fisker related assembly operations.

	For the three months
	ended March 31,
	2025	2024
Impairment of Fisker related net assets	$—	$261
Impairment of Fisker warrants	—	33
Additional restructuring related to Complete Vehicles	—	22
Other expense, net	—	316
Tax effect	—	(69)
Net loss attributable to Magna	$—	$247

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $225 million for the first quarter of 2025 compared to $34 million for the first quarter of 2024. This $191 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended March 31,
	2025	2024	Change
Sales	$10,069	$10,970	$(901)

Costs and expenses
Cost of goods sold	8,827	9,642	(815)
Selling, general & administrative	539	516	23
Depreciation	369	377	(8)
Amortization of acquired intangible assets	26	28	(2)
Interest expense, net	50	51	(1)
Equity income	(20)	(34)	14
Other expense, net	53	356	(303)
Income from operations before income taxes	$225	$34	$191

INCOME TAXES

	For the three months ended March 31,
	2025		2024
Income Taxes as reported	$72	32.0%	$8	23.5%
Tax effect on Other expense, net and
Amortization of acquired intangible assets	6	(6.3)	82	(2.0)
	$78	25.7%	$90	21.5%

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, our effective income tax rate increased to 25.7% for the first quarter of 2025 compared to 21.5% for the first quarter of 2024 primarily due to higher losses not benefited in Europe, unfavourable foreign exchange adjustments recognized for U.S. GAAP purposes, and a change in mix of earnings. These factors were partially offset by higher favourable changes in our reserves for uncertain tax positions.

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INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $7 million for the first quarter of 2025 compared to $17 million for the first quarter of 2024. This $10 million decrease was primarily due to lower earnings at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $146 million for the first quarter of 2025 compared to $9 million for the first quarter of 2024. This $137 million increase was as a result of increases in income from operations before income taxes of $191 million and income attributable to non-controlling interests of $10 million, respectively, partially offset by a increase in income taxes of $64 million.

EARNINGS PER SHARE

	For the three months
	ended March 31,
	2025	2024	Change
Earnings per Common Share
Basic	$0.52	$0.03		—
Diluted	$0.52	$0.03		—

Weighted average number of Common Shares outstanding (millions)
Basic	282.0	286.9	-	2%
Diluted	282.0	287.1	-	2%

Adjusted diluted earnings per share	$0.78	$1.08	-	28%

Diluted earnings per share was $0.52 for the first quarter of 2025 compared to diluted earnings per share of $0.03 for the first quarter of 2024. The $0.49 increase was substantially as a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding subsequent to the first quarter of 2024. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2024, pursuant to our normal course issuer bids.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, negatively impacted diluted earnings per share by $0.26 in the first quarter of 2025 and $1.05 in the first quarter of 2024, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $0.78 for the first quarter of 2025 compared to $1.08 for the first quarter of 2024, a decrease of $0.30.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED MARCH 31, 2025

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the first quarter of 2025 compared to the first quarter of 2024:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
First quarter of 2024	$10,970	$469		4.3%
Increase (decrease) related to:
Body Exteriors & Structures	(463)	(68)	-	0.5%
Power & Vision	(196)	26	+	0.4%
Seating Systems	(143)	(82)	-	0.8%
Complete Vehicles	(107)	17	+	0.2%
Corporate and Other	8	(8)	-	0.1%
First quarter of 2025	$10,069	$354		3.5%

Adjusted EBIT as a percentage of sales decreased to 3.5% for the first quarter of 2025 compared to 4.3% for the first quarter of 2024 primarily due to:

•	reduced earnings on lower sales;

•	higher net warranty costs;

•	net transactional foreign exchange losses in the first quarter of 2025 compared to net transactional foreign exchange gains in the first quarter of 2024;

•	reduced earnings on lower assembly volumes;

•	lower equity income;

•	higher restructuring costs;

•	higher pre-operating costs incurred at new facilities; and

•	higher costs relating to the imposition of tariffs by the United States and the related international retaliatory measures during the first quarter of 2025.

These factors were partially offset by:

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis;

•	productivity and efficiency improvements;

•	lower net engineering costs, including spending related to our electrification and active safety business; and

•	higher customer recoveries partially offset by higher production input costs, primarily for labour.

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ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 5.7% for the first quarter of 2025 compared to 7.8% for the first quarter of 2024 as a result of a decrease in Adjusted After-tax operating profits, partially offset by lower Average Invested Capital.

Average Invested Capital decreased $292 million to $18.58 billion for the first quarter of 2025 compared to $18.87 billion for the first quarter of 2024, primarily due to:

•	the net weakening of foreign currencies against the U.S. dollar;

•	a decrease in average operating assets and liabilities;

•	long-lived asset impairments during or subsequent to the first quarter of 2024;

•	divestitures, net of acquisitions, during or subsequent to the first quarter of 2024; and

•	lower net investments in public and private equity companies and public company warrants.

These factors were partially offset by average investment in fixed assets in excess of average depreciation expense on fixed assets.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended March 31,
	Sales			Adjusted EBIT
	2025	2024	Change	2025	2024	Change
Body Exteriors & Structures	$3,966	$4,429	$(463)	$230	$298	$(68)
Power & Vision	3,646	3,842	(196)	124	98	26
Seating Systems	1,312	1,455	(143)	(30)	52	(82)
Complete Vehicles	1,276	1,383	(107)	44	27	17
Corporate and Other	(131)	(139)	8	(14)	(6)	(8)
Total reportable segments	$10,069	$10,970	$(901)	$354	$469	$(115)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended March 31,
	2025	2024	Change
Sales	$3,966	$4,429	$(463)	-	10%
Adjusted EBIT	$230	$298	$(68)	-	23%
Adjusted EBIT as a percentage of sales	5.8%	6.7%		-	0.9%

Sales – Body Exteriors & Structures

Sales decreased 10% or $463 million to $3.97 billion for the first quarter of 2025 compared to $4.43 billion for the first quarter of 2024 primarily due to:

•	lower production on certain programs;

•	the end of production of certain programs, including the:

•	Chevrolet Malibu; and

•	Ford Edge;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $77 million;

•	divestitures subsequent to the first quarter of 2024, which decreased sales by $62 million; and

•	net customer price concessions subsequent to the first quarter of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first quarter of 2024, including the:

•	GMC Acadia and Chevrolet Traverse;

•	Jeep Wagoneer S;

•	Chevrolet Equinox; and

•	Chevrolet BrightDrop; and

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $68 million to $230 million for the first quarter of 2025 compared to $298 million for the first quarter of 2024 and Adjusted EBIT as a percentage of sales decreased to 5.8% from 6.7%. These decreases were primarily due to:

•	reduced earnings on lower sales;

•	net transactional foreign exchange losses in the first quarter of 2025 compared to net transactional foreign exchange gains in the first quarter of 2024;

•	higher pre-operating costs incurred at new facilities;

•	higher production input costs net of customer recoveries, primarily for labour; and

•	higher restructuring costs.

These factors were partially offset by:

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis; and

•	productivity and efficiency improvements.

POWER & VISION

	For the three months
	ended March 31,
	2025	2024	Change
Sales	$3,646	$3,842	$(196)	-	5%
Adjusted EBIT	$124	$98	$26	+	27%
Adjusted EBIT as a percentage of sales	3.4%	2.6%		+	0.8%

Sales – Power & Vision

Sales decreased 5% or $196 million to $3.65 billion for the first quarter of 2025 compared to $3.84 billion for the first quarter of 2024 primarily due to:

•	lower production on certain programs;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $73 million;

•	the end of production of certain programs, including the:

•	Toyota Highlander;

•	Mini Clubman; and

•	Audi A5; and

•	net customer price concessions subsequent to the first quarter of 2024.

Magna International Inc. First Quarter Report 2025    13

These factors were partially offset by:

•	the launch of programs during or subsequent to the first quarter of 2024, including the:

•	Mercedes-Benz G-Class;

•	Mini Cooper;

•	Chevrolet Equinox; and

•	Jetour X70; and

•	customer price increases to partially recover certain higher production input costs.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $26 million to $124 million for the first quarter of 2025 compared to $98 million for the first quarter of 2024 and Adjusted EBIT as a percentage of sales increased to 3.4% from 2.6%. These increases were primarily as a result of:

•	higher customer recoveries and lower production input costs, primarily for certain commodities;

•	commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis;

•	lower net engineering costs, including spending related to our electrification and active safety businesses;

•	productivity and efficiency improvements;

•	lower launch costs; and

•	lower net warranty costs of $7 million.

These factors were partially offset by:

•	reduced earnings on lower sales;

•	lower equity income;

•	net transactional foreign exchange losses in the first quarter of 2025 compared to net transactional foreign exchange gains in the first quarter of 2024;

•	higher restructuring costs; and

•	higher costs relating to the imposition of tariffs by the United States and the related international retaliatory measures during the first quarter of 2025.

SEATING SYSTEMS

	For the three months
	ended March 31,
	2025	2024	Change
Sales	$1,312	$1,455	$(143)	-	10%
Adjusted EBIT	$(30)	$52	$(82)		—
Adjusted EBIT as a percentage of sales	(2.3)%	3.6%		-	5.9%

Magna International Inc. First Quarter Report 2025    14

Sales – Seating Systems

Sales decreased 10% or $143 million to $1.31 billion for the first quarter of 2025 compared to $1.46 billion for the first quarter of 2024 primarily due to:

•	lower production on certain programs;

•	the end of production of certain programs, including the:

•	Ford Edge; and

•	VW Transporter;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $21 million; and

•	net customer price concessions subsequent to the first quarter of 2024.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first quarter of 2024, including the:

•	GMC Acadia and Chevrolet Traverse;

•	BYD Qin L DM-i;

•	Skoda Kodiaq; and

•	Skoda Elroq.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $82 million to a loss of $30 million for the first quarter of 2025 compared to income of $52 million for the first quarter of 2024 and Adjusted EBIT as a percentage of sales decreased to -2.3% from 3.6%. These decreases were primarily due to:

•	reduced earnings on lower sales;

•	higher net warranty costs of $30 million;

•	lower customer recoveries related to business in Argentina and higher production input costs, primarily relating to labour and certain commodities;

•	higher costs relating to the imposition of tariffs by the United States and the related international retaliatory measures during the first quarter of 2025; and

•	higher restructuring costs.

These factors were partially offset by productivity and efficiency improvements.

Magna International Inc. First Quarter Report 2025    15

COMPLETE VEHICLES

	For the three months
	ended March 31,
	2025	2024	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	17.4	22.3	-	4.9	-	22%
Sales	$1,276	$1,383		$(107)	-	8%
Adjusted EBIT	$44	$27		$17	+	63%
Adjusted EBIT as a percentage of sales	3.4%	2.0%			+	1.4%

(i)    Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 8% or $107 million to $1.28 billion for the first quarter of 2025 compared to $1.38 billion for the first quarter of 2024 and assembly volumes decreased 21%. The decrease in sales is primarily a result of lower assembly volumes, including the end of production of the Jaguar I-Pace and Jaguar E-Pace, and a $38 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar. These factors were partially offset by the launch of the electric version of the Mercedes-Benz G-Class subsequent to the first quarter of 2024 and commercial items in the first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $17 million to $44 million for the first quarter of 2025 compared to $27 million for the first quarter of 2024 and Adjusted EBIT as a percentage of sales increased to 3.4% from 2.0%. These increases were primarily due to:

•	productivity and efficiency improvements;

•	commercial items in first quarters of 2025 and 2024, which had a net favourable impact on a year-over-year basis; and

•	higher engineering margins.

These factors were partially offset by reduced earnings on lower assembly volumes.

Magna International Inc. First Quarter Report 2025    16

CORPORATE AND OTHER

Adjusted EBIT was a loss of $14 million for the first quarter of 2025 compared to a loss of $6 million for the first quarter of 2024. The $8 million decrease in Adjusted EBIT was primarily the result of:

•	a gain on the sale of an equity-method investment during the first quarter of 2024;

•	a decrease in fees received from our divisions;

•	lower net transactional foreign exchange gains in the first quarter of 2025 compared to the first quarter of 2024; and

•	higher labour and benefit costs.

These factors were partially offset by:

•	lower investments in research, development and new mobility; and

•	a decrease in incentive compensation.

Magna International Inc. First Quarter Report 2025    17

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended March 31,
	2025	2024	Change
Net income	$153	$26
Items not involving current cash flows	394	565
	547	591	$(44)
Changes in operating assets and liabilities	(470)	(330)	(140)
Cash provided from operating activities	$77	$261	$(184)

Cash provided from operating activities

Comparing the first quarter of 2025 to 2024, cash provided from operating activities decreased $184 million primarily as a result of:

•	a $989 million decrease in cash received from customers;

•	a $30 million increase in cash taxes; and

•	lower dividends received from equity investments of $22 million.

These factors were partially offset by:

•	a $721 million decrease in cash paid for materials and overhead;

•	a $136 million decrease in cash paid for labour; and

•	a $1 million decrease in cash interest paid.

Changes in operating assets and liabilities

Consistent with the seasonality of our business, we invested in operating assets and liabilities during the first quarter of 2025. During the first quarter of 2025, we used $470 million for operating assets and liabilities primarily as a result of higher operating activity in the month of March 2025 compared to the month of December 2024. Specifically, we used cash for operating assets and liabilities for:

•	a $741 million increase in production and other receivables;

•	a $86 million increase in tooling investment for current and upcoming program launches;

•	a $65 million decrease in taxes payable; and

•	a $10 million increase in prepaids and other.

These factors were partially offset by:

•	a $184 million increase in other accrued liabilities;

•	a $180 million increase in accounts payable;

•	a $59 million decrease in production inventory; and

•	a $7 million increase in accrued wages and salaries.

Magna International Inc. First Quarter Report 2025    18

INVESTING ACTIVITIES

	For the three months
	ended March 31,
	2025	2024	Change
Fixed asset additions	$(268)	$(493)
Increase in investments, other assets and intangible assets	(148)	(125)
Increase in public and private equity investments	(1)	(23)
Fixed assets, investments, other assets and intangible assets additions	(417)	(641)
Proceeds from dispositions	26	87
Net cash inflow from disposal of facilities	—	4
Acquisitions	(4)	(30)
Cash used for investing activities	$(395)	$(580)	$185

Cash used for investing activities in the first quarter of 2025 was $185 million lower compared to the first quarter of 2024. The change between the first quarter of 2025 and the first quarter of 2024 was primarily due to a $225 million decrease in cash used for fixed assets, a $26 million decrease in cash used for acquisitions, and a $22 million decrease in cash used for investments in public and private equity investments. These factors were partially offset by lower proceeds from dispositions, primarily related to the sale of an equity-method investment during the first quarter of 2024 and a $23 million increase in cash used for investments, other assets and intangible assets.

FINANCING ACTIVITIES

	For the three months
	ended March 31,
	2025	2024	Change
Increase in short-term borrowings	$328	$341
Issues of debt	1	425
Issue of Common Shares on exercise of stock options	—	30
Tax withholdings on vesting of equity awards	(4)	(4)
Repayments of debt	(7)	(9)
Repurchase of Common Shares	(51)	(3)
Dividends paid	(136)	(134)
Cash provided from financing activities	$131	$646	$(515)

Short-term borrowings increased $328 million during the first quarter of 2025 primarily due to $250 million and $76 million increases in notes outstanding under the U.S. and euro commercial paper programs, respectively.

During the first quarter of 2025, we repurchased 1.3 million Common Shares under normal course issuer bids for aggregate cash consideration of $51 million.

Cash dividends paid per Common Share were $0.485 for the first quarter of 2025 compared to $0.475 for the first quarter of 2024.

Magna International Inc. First Quarter Report 2025    19

FINANCING RESOURCES

	As at March 31, 2025	As at December 31, 2024	Change
Liabilities
Short-term borrowings	$614	$271
Long-term debt due within one year	1,005	708
Current portion of operating lease liabilities	305	293
Long-term debt	3,892	4,134
Operating lease liabilities	1,742	1,662
	$7,558	$7,068	$490

Financial liabilities increased $490 million to $7.56 billion as at March 31, 2025 primarily as a result of an increase in notes outstanding under the U.S. and euro-commercial paper programs.

CASH RESOURCES

In the first quarter of 2025, our cash resources decreased by $0.2 billion to $1.1 billion, primarily as a result of a decrease in cash provided from financing and operating activities, which is partially offset by an increase in cash used for investing activities and cash provided from increase in notes outstanding, as discussed above. In addition to our cash resources at March 31, 2025, we had term and operating lines of credit totaling $4.8 billion, of which $3.6 billion was unused and available.

On March 21, 2025, we amended our $800 million 364-day syndicated revolving credit facility, including to extend the maturity date from June 24, 2025 to June 24, 2026. As of March 31, 2025, we have not borrowed any funds under this credit facility.

On March 21, 2025, we amended our syndicated, unsecured, delayed draw term loan (the "Term Loan") with an additional 3-year tranche of $650 million. The Term Loan is for general corporate purposes. As at March 31, 2025, no amounts have been drawn under the additional 3-year tranche.

On March 21, 2025, we amended our $2.7 billion syndicated revolving credit facility, including to extend the maturity date from June 25, 2029 to June 25, 2030. As of March 31, 2025 we have no amounts outstanding under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 1, 2025 were exercised:

Common Shares	281,735,503
Stock options (i)	4,863,285
286,598,788

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2024 that are outside the ordinary course of our business. Refer to our MD&A included in our 2024 Annual Report.

Magna International Inc. First Quarter Report 2025    20

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months ended March 31,
	2025	2024
Net Income	$153	$26
Add:
Amortization of acquired intangible assets	26	28
Interest expense, net	50	51
Other expense, net	53	356
Income taxes	72	8
Adjusted EBIT	$354	$469

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months ended March 31,
	2025	2024
Sales	$10,069	$10,970
Adjusted EBIT	$354	$469
Adjusted EBIT as a percentage of sales	3.5%	4.3%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months ended March 31,
	2025	2024
Net income attributable to Magna International Inc.	$146	$9
Add (deduct):
Amortization of acquired intangible assets	26	28
Other expense, net	53	356
Tax effect on Amortization of acquired intangible assets and Other expense, net	(6)	(82)
Adjusted net income attributable to Magna International Inc.	$219	$311
Diluted weighted average number of Common Shares outstanding during the period (millions)	282.0	287.1
Adjusted diluted earnings per share	$0.78	$1.08

Magna International Inc. First Quarter Report 2025    21

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis.

	For the three months ended March 31,
	2025	2024
Net Income	$153	$26
Add (deduct):
Amortization of acquired intangible assets	26	28
Interest expense, net	50	51
Other expense, net	53	356
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(19)	(93)
Adjusted After-tax operating profits	$263	$368

	As at March 31,
	2025	2024
Total Assets	$32,074	$32,678
Excluding:
Cash and cash equivalents	(1,059)	(1,517)
Deferred tax assets	(862)	(753)
Less Current Liabilities	(13,068)	(13,566)
Excluding:
Short-term borrowing	614	838
Long-term debt due within one year	1,005	824
Current portion of operating lease liabilities	305	306
Invested Capital	$19,009	$18,810

	For the three months ended March 31,
	2025	2024
Adjusted After-tax operating profits	$263	$368
Average Invested Capital	$18,579	$18,871
Adjusted Return on Invested Capital	5.7%	7.8%

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 13, "Contingencies" of our unaudited interim consolidated financial statements for the three months ended March 31, 2025.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, each in respect of the year ended December 31, 2024, and updated in our subsequent quarterly filings.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. First Quarter Report 2025    22

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•	unpredictable tariff and trade environment;
•	trade disputes and threats to free trade agreements;
•	consumer confidence levels;
•	increasing economic uncertainty;
•	interest rates and availability of consumer credit;
•	geopolitical risks;

Risks Related to the Automotive Industry

•	program deferrals, cancellations and volume reductions;
•	economic cyclicality;
•	regional production volume declines;
•	deteriorating vehicle affordability;
•	uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions;
•	intense competition;

Strategic Risks

•	planning and forecasting challenges;
•	evolution of the vehicle;
•	evolving business risk profile;
•	technology and innovation;
•	investments in mobility and technology companies;

Customer-Related Risks

•	customer concentration;
•	market shifts;
•	growth of EV-focused OEMs;
•	risks of conducting business with newer EV-focused OEMs;
•	dependence on outsourcing;
•	customer cooperation and consolidation;
•	consumer take rate shifts;
•	customer purchase orders;
•	potential OEM production-related disruptions;

Supply Chain Risks

•	supply base;
•	supplier claims;
•	supply chain disruptions;
•	regional energy supply and pricing;

Manufacturing/Operational Risks

•	product launch;
•	operational underperformance;
•	restructuring costs;
•	impairments;
•	skilled labour attraction/retention;
•	leadership expertise and succession;

Pricing Risks

•	quote/pricing assumptions;
•	customer pricing pressure/contractual arrangements;
•	commodity cost volatility;
•	scrap steel/aluminum price volatility;

Warranty/Recall Risks

•	repair/replace costs;
•	warranty provisions;
•	product liability;

Climate Change Risks

•	transition risks and physical risks;
•	strategic and other risks;

IT Security/Cybersecurity Risks

•	IT/cybersecurity breach;
•	product cybersecurity;

Acquisition Risks

•	inherent merger and acquisition risks;
•	acquisition integration and synergies;

Other Business Risks

•	joint ventures;
•	intellectual property;
•	risks of doing business in foreign markets;
•	relative foreign exchange rates;
•	pension risks;
•	tax risks;
•	returns on capital investments;
•	financial flexibility;
•	credit ratings changes;
•	stock price fluctuation;

Legal, Regulatory and Other Risks

•	legal and regulatory proceedings;
•	changes in laws; and
•	environmental compliance.

Magna International Inc. First Quarter Report 2025    23

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and

•	set out in our Annual Information Form filed with securities commissions in Canada, and our annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

Magna International Inc. First Quarter Report 2025    24

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2025	2024
Sales	14	$10,069	$10,970

Costs and expenses
Cost of goods sold		8,827	9,642
Selling, general and administrative		539	516
Depreciation		369	377
Amortization of acquired intangible assets		26	28
Interest expense, net		50	51
Equity income		(20)	(34)
Other expense, net	2	53	356
Income from operations before income taxes		225	34
Income taxes	10	72	8
Net income		153	26
Income attributable to non-controlling interests		(7)	(17)
Net income attributable to Magna International Inc.		$146	$9

Earnings per Common Share:	3
Basic		$0.52	$0.03
Diluted		$0.52	$0.03

Cash dividends paid per Common Share		$0.485	$0.475

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		282.0	286.9
Diluted		282.0	287.1

See accompanying notes

Magna International Inc. First Quarter Report 2025    25

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2025	2024
Net income		$153	$26

Other comprehensive income (loss), net of tax:	12
Net unrealized gain (loss) on translation of net investment in foreign operations		187	(242)
Net unrealized gain (loss) on cash flow hedges		49	(13)
Reclassification of net gain (loss) on cash flow hedges to net income		16	(29)
Reclassification of net loss on pensions to net income		1	1
Other comprehensive income (loss)		253	(283)

Comprehensive income (loss)		406	(257)
Comprehensive income attributable to non-controlling interests		(8)	(10)
Comprehensive income (loss) attributable to Magna International Inc.		$398	$(267)

See accompanying notes

Magna International Inc. First Quarter Report 2025    26

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	4	$1,059	$1,247
Accounts receivable		8,198	7,376
Inventories	5	4,184	4,151
Prepaid expenses and other		358	344
		13,799	13,118

Investments	6	1,062	1,045
Fixed assets, net		9,650	9,584
Operating lease right-of-use assets		2,032	1,941
Intangible assets, net		719	738
Goodwill		2,750	2,674
Deferred tax assets		862	819
Other assets	7	1,200	1,120
		$32,074	$31,039

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing	9	$614	$271
Accounts payable		7,376	7,194
Other accrued liabilities	8	2,723	2,572
Accrued salaries and wages		893	867
Income taxes payable		152	192
Long-term debt due within one year		1,005	708
Current portion of operating lease liabilities		305	293
		13,068	12,097

Long-term debt	9	3,892	4,134
Operating lease liabilities		1,742	1,662
Long-term employee benefit liabilities		552	533
Other long-term liabilities		349	396
Deferred tax liabilities		305	277
		19,908	19,099

Shareholders' equity
Capital stock
Common Shares
[issued: 281,735,503; December 31, 2024 – 282,875,928]	11	3,362	3,359
Contributed surplus		143	149
Retained earnings		9,565	9,598
Accumulated other comprehensive loss	12	(1,330)	(1,584)
		11,740	11,522

Non-controlling interests		426	418
		12,166	11,940
		$32,074	$31,039

See accompanying notes

Magna International Inc. First Quarter Report 2025    27

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2025	2024
Cash (used for) provided from:

OPERATING ACTIVITIES
Net income		$153	$26
Items not involving current cash flows	4	394	565
		547	591
Changes in operating assets and liabilities	4	(470)	(330)
Cash provided from operating activities		77	261

INVESTMENT ACTIVITIES
Fixed asset additions		(268)	(493)
Acquisitions		(4)	(30)
Increase in public and private equity investments		(1)	(23)
Increase in investments, other assets and intangible assets		(148)	(125)
Proceeds from dispositions		26	87
Net cash inflow from disposal of facilities		—	4
Cash used for investing activities		(395)	(580)

FINANCING ACTIVITIES
Increase in short-term borrowings		328	341
Issues of debt	9	1	425
Repayments of debt		(7)	(9)
Issues of Common Shares on exercise of stock options		—	30
Tax withholdings on vesting of equity awards		(4)	(4)
Repurchase of Common Shares	11	(51)	(3)
Dividends		(136)	(134)
Cash provided by financing activities		131	646

Effect of exchange rate changes on cash and cash equivalents		(1)	(8)

Net (decrease) increase in cash and cash equivalents during the period		(188)	319
Cash and cash equivalents, beginning of period		1,247	1,198
Cash and cash equivalents, end of period	4	$1,059	$1,517

See accompanying notes

Magna International Inc. First Quarter Report 2025    28

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2024		282.9	$3,359	$149	$9,598	$(1,584)	$418	$11,940
Net income					146		7	153
Other comprehensive income						252	1	253
Release of stock and stock units		0.2	18	(18)				—
Tax withholdings on vesting of Equity awards		(0.1)	(1)		(3)			(4)
Repurchase and cancellation under normal course issuer bid	11	(1.3)	(16)		(38)	2		(52)
Stock-based compensation expense				12				12
Dividends paid			2		(138)			(136)
Balance, March 31, 2025		281.7	$3,362	$143	$9,565	$(1,330)	$426	$12,166

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2023		286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income					9		17	26
Other comprehensive loss						(276)	(7)	(283)
Shares issued on exercise of stock options		0.7	36	(6)				30
Release of stock and stock units		0.1	9	(9)				—
Tax withholdings on vesting of Equity awards		(0.1)	(1)		(3)			(4)
Repurchase and cancellation under normal course issuer bid		(0.1)	(1)		(2)			(3)
Stock-based compensation expense				15				15
Dividends paid		0.1	2		(136)			(134)
Balance, March 31, 2024		287.3	$3,399	$125	$9,171	$(1,174)	$403	$11,924

(i)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. First Quarter Report 2025    29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2024 audited consolidated financial statements and notes thereto included in the Company's 2024 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at March 31, 2025 and the results of operations, changes in equity, and cash flows for the three-month periods ended March 31, 2025 and 2024.

[b]	Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

Estimates related to Goodwill Impairment Testing

During 2024, the Company identified two reporting units within its Body Exteriors & Structures and Power & Vision segments with a heightened risk of impairment.

Measures implemented and/or contemplated by the current U.S. administration have resulted in an unpredictable trade and tariff environment, as well as increased economic uncertainty. Given that Magna’s reporting units operate globally, the Company has identified the imposition of tariffs through such measures as an indicator of potential impairment.

As a result, the Company performed an additional review of goodwill impairment for these two reporting units, with fair value determined using estimated discounted future cash flows reflecting the latest financial information available. The estimated fair value of the reporting units within the Body Exteriors & Structures and Power & Vision segments exceeded the carrying amount by approximately 1% and 3%, respectively.

The Company believes the assumptions used to estimate fair value are reasonable and appropriate. However, the future financial performance of a reporting unit is dependent on the Company’s ability to realize its business plan. This is affected by future market and economic conditions, which currently remain uncertain. Decreases in planned production volumes and significant or sustained tariff costs which are not recovered from customers would impact the Company’s profitability, resulting in a reduction in estimated fair value and a potential future impairment loss. The Company will continue to closely monitor the evolving tariff environment and its impact on the fair value of its reporting units.

Magna International Inc. First Quarter Report 2025    30

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER EXPENSE, NET

		Three months ended
		March 31,
		2025	2024
Restructuring activities	[a]	$44	$38
Investments	[b]	9	2
Impacts related to Fisker Inc. [“Fisker”]	[c]	—	316
		$53	$356

[a]	Restructuring activities

In the first quarter of 2025, the Company recorded restructuring charges of $33 million [$33 million after tax] in its Complete Vehicles segment, and $11 million [$11 million after tax] in its Power & Vision segment.

In the first quarter of 2024, the Company recorded restructuring charges of $26 million [$20 million after tax] in its Complete Vehicles segment, and $12 million [$12 million after tax] in its Body Exteriors & Structures segment.

[b]	Investments

	Three months ended
	March 31,
	2025	2024
Revaluation of public company warrants	$8	$—
Revaluation of public and private equity investments	1	2
Other expense, net	9	2
Tax effect	(1)	(1)
Net loss attributable to Magna	$8	$1

[c]	Impacts related to Fisker

During the first quarter of 2024, the Company recorded impairment charges on its Fisker related net assets, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during the first quarter of 2024 related to its Fisker related assembly operations.

	Three months ended
	March 31,
	2025	2024
Impairment of Fisker related net assets	$—	$261
Impairment of Fisker warrants	—	33
Additional restructuring related to Compete Vehicles	—	22
Other expense, net	—	316
Tax effect	—	(69)
Net loss attributable to Magna	$—	$247

Magna International Inc. First Quarter Report 2025    31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	EARNINGS PER SHARE

	Three months ended
	March 31,
	2025	2024
Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$146	$9

Weighted average number of Common Shares outstanding	282.0	286.9

Basic earnings per Common Share	$0.52	$0.03

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$146	$9

Weighted average number of Common Shares outstanding	282.0	286.9
Stock options and restricted stock	—	0.2
	282.0	287.1

Diluted earnings per Common Share	$0.52	$0.03

[a]	For the three months ended March 31, 2025, diluted earnings per Common Share excluded 5.8 million [2024 – 2.8 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. First Quarter Report 2025    32

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FLOWS

[a]	Cash and cash equivalents:

	March 31,	December 31,
	2025	2024
Bank term deposits and bankers' acceptances	$249	$497
Cash	810	750
	$1,059	$1,247

[b]	Items not involving current cash flows:

	Three months ended
	March 31,
	2025	2024
Depreciation	$369	$377
Amortization of acquired intangible assets	26	28
Amortization of other assets and intangible assets included in cost of goods sold	51	44
Deferred revenue amortization	(57)	(74)
Dividends received in excess of equity income	6	14
Deferred tax recovery	(23)	(128)
Other non-cash charges	13	8
Non-cash portion of Other expense, net [note 2]	9	296
	$394	$565

[c]	Changes in operating assets and liabilities:

	Three months ended
	March 31,
	2025	2024
Accounts receivable	$(696)	$(591)
Inventories	39	(66)
Prepaid expenses and other	(10)	(85)
Accounts payable	70	147
Accrued salaries and wages	7	(11)
Other accrued liabilities	185	270
Income taxes (receivable) payable	(65)	6
	$(470)	$(330)

Magna International Inc. First Quarter Report 2025    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2025	2024
Raw materials and supplies	$1,709	$1,672
Work-in-process	471	446
Finished goods	567	664
Tooling and engineering	1,437	1,369
	$4,184	$4,151

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.	INVESTMENTS

	March 31,	December 31,
	2025	2024
Equity method investments	$818	$794
Public and private equity investments	206	206
Warrants	7	14
Debt investments	31	31
	$1,062	$1,045

Cumulative unrealized gains and losses on equity securities held as at March 31, 2025 were $19 million and $24 million [$29 million and $18 million as at December 31, 2024], respectively.

7.	OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2025	2024
Preproduction costs related to long-term supply agreements	$737	$697
Long-term receivables	259	239
Pension overfunded status	56	57
Unrealized gain on cash flow hedges	24	11
Other, net	124	116
	$1,200	$1,120

8.	WARRANTY

The following is a continuity of the Company's warranty accruals:

	2025	2024
Balance, beginning of period	$309	$270
Expense, net	55	33
Settlements	(51)	(18)
Foreign exchange and other	5	(1)
Balance, March 31	$318	$284

Magna International Inc. First Quarter Report 2025    34

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.	DEBT

Short-term borrowings

[a]	Commercial Paper Program

As at March 31, 2025, $521 million [$271 million as at December 31, 2024] of notes were outstanding under the U.S. commercial paper program, with a weighted average interest rate of 4.64% [2024 – 4.74%] and $76 million [no amounts outstanding as at December 31, 2024] of notes outstanding under the euro-commercial paper program, with a weighted average interest rate of 2.76%. The U.S. notes and the euro notes are backstopped by the Company's existing global credit facility.

[b] Credit Facilities

On March 21, 2025, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2025 to June 24, 2026. The facility can be drawn in U.S. dollars or Canadian dollars. The Company has no borrowings under this credit facility.

Long-term borrowings

[a]	Global Credit Facility

On March 21, 2025, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 25, 2029 to June 25, 2030. No amounts are currently outstanding under this credit facility.

[b]	Term Loan Facilities

On March 21, 2025, the Company amended its syndicated, unsecured, delayed draw term loan (the “Term Loan”) with an additional 3-year tranche of $650 million. The Term Loan is for general corporate purposes. As at March 31, 2025, no amounts have been drawn under the additional 3-year tranche.

10.	INCOME TAXES

For the three months ended March 31, 2025, the Company’s effective income tax rate does not reflect the customary rate due to higher losses not benefited in Europe.

11.	CAPITAL STOCK

[a]	During the first quarter of 2025, the Company repurchased 1.3 million shares under a normal course issuer bid for cash consideration of $51 million.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 1, 2025 were exercised or converted:

Common Shares	281,735,503
Stock options [i]	4,863,285
286,598,788

[i]	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

Magna International Inc. First Quarter Report 2025    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2025	2024
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,368)	$(836)
Net unrealized gain (loss)	186	(235)
Repurchase of shares under normal course issuer bid	2	—
Balance, March 31	(1,180)	(1,071)

Accumulated net unrealized gain on cash flow hedges (i)
Balance, beginning of period	(113)	43
Net unrealized gain (loss)	49	(13)
Reclassifications to net income	16	(29)
Balance, March 31	(48)	1

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of period	(103)	(105)
Reclassifications to net income	1	1
Balance, March 31	(102)	(104)

Total accumulated other comprehensive loss	$(1,330)	$(1,174)

(i)	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2025	2024
Balance, beginning of period	$44	$(16)
Net unrealized (losses) gains	(17)	4
Reclassifications to net income	(7)	10
Balance, March 31	$20	$(2)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $38 million.

Magna International Inc. First Quarter Report 2025    36

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2025	2024
Financial assets
Cash and cash equivalents	$1,059	$1,247
Accounts receivable	8,198	7,376
Warrants and public and private equity investments	213	220
Debt investments	31	31
Long-term receivables included in other assets	259	239
	$9,760	$9,113

Financial liabilities
Short-term borrowing	$614	$271
Long-term debt (including portion due within one year)	4,897	4,842
Operating lease liability	2,047	1,955
Accounts payable	7,376	7,194
	$14,934	$14,262

Derivatives designated as effective hedges, measured at fair value Foreign currency contracts
Prepaid expenses	$39	$33
Other assets	24	10
Other accrued liabilities	(72)	(107)
Other long-term liabilities	(48)	(83)
	$(57)	$(147)

[b]	Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company pays the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at March 31, 2025 were $96 million [$86 million as at December 31, 2024] and are presented within accounts payable.

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Magna International Inc. First Quarter Report 2025    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy]. As a result, the Company’s public equity securities are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares [Level 2 inputs based on the GAAP fair value hierarchy].

Term Loans

The Company’s Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At March 31, 2025, the net book value of the Company’s Senior Notes was $4.4 billion and the estimated fair value was $4.3 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[d]	Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three months ended March 31, 2025, sales to the Company’s six largest customers represented 75% of the Company’s total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at March 31, 2025, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $300 million [$300 million as at December 31, 2024] and sales to these customers represented less than 5% of the Company’s total sales. In determining the allowance for expected credit losses, the Company considers changes in customers’ credit ratings, liquidity, customers’ historical payments and loss experience, current economic conditions, and the Company’s expectations of future economic conditions.

Magna International Inc. First Quarter Report 2025    38

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (continued)

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At March 31, 2025, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
	U.S. dollar amount	Weighted average rate	CAD amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna Amount	Weighted average rate
Buy	247	0.73512	2,152	0.74257	335	0.89851	12,579	0.03967
(Sell)	(1,598)	1.34668	(336)	1.36032	(464)	1.10552	(46)	23

Forward contracts mature at various dates through 2029. Foreign currency exposures are reviewed quarterly.

Magna International Inc. First Quarter Report 2025    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains ongoing. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

As a result of the proposed application of a 2023 judicial decision to periods preceding the date of the ruling in a jurisdiction in which it has operations, the Company may face a reassessment of certain prior tax periods which could require payment of refundable value added tax (“VAT”), as well as interest, penalties and other charges. Although such VAT amounts are refundable, the interest, penalties and other charges are not and could have a material adverse impact on the Company’s financial results. Although a tax audit is currently on-going, no formal reassessment has been issued by the applicable tax authority and the Company continues to explore alternate avenues to resolve this matter.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state “lemon laws” against J.P. Morgan Chase, N.A. [“Chase”], the direct financer of approximately 2,000 such vehicles in the United States.  Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. As the number, details and amount of these claims are all currently unknown, it is too early to determine the Company’s potential liability, if any, at this time.

Magna International Inc. First Quarter Report 2025    40

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company’s long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

[a]	The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated net income:

	Three months ended March 31, 2025
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity income	Fixed asset additions
Body Exteriors & Structures	$3,966	$3,908	$230	$184	$(1)	$129
Power & Vision	3,646	3,575	124	135	(14)	104
Seating Systems	1,312	1,310	(30)	25	(4)	17
Complete Vehicles	1,276	1,267	44	18	(1)	12
Corporate & Other [i]	(131)	9	(14)	7	—	6
Total Reportable Segments	$10,069	$10,069	$354	$369	$(20)	$268

	Three months ended March 31, 2024
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity income	Fixed asset additions
Body Exteriors & Structures	$4,429	$4,363	$298	$180	$—	$306
Power & Vision	3,842	3,781	98	142	(27)	143
Seating Systems	1,455	1,449	52	25	(5)	22
Complete Vehicles	1,383	1,374	27	25	(1)	12
Corporate & Other [i]	(139)	3	(6)	5	(1)	10
Total Reportable Segments	$10,970	$10,970	$469	$377	$(34)	$493

[i]	Included in Corporate & Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	The following table reconciles Net income to Adjusted EBIT:

	Three months ended March 31,
	2025	2024
Net income	$153	$26
Add:
Amortization of acquired intangible assets	26	28
Interest expense, net	50	51
Other expense, net	53	356
Income taxes	72	8
Adjusted EBIT	$354	$469

Magna International Inc. First Quarter Report 2025    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b]	The following table shows segment information for Goodwill, Investments, and Net Assets for the Company’s reporting segments:

	March 31, 2025			December 31, 2024
	Goodwill	Investments	Net Assets	Goodwill	Investments	Net Assets
Body Exteriors & Structures	$443	$21	$9,212	$435	$24	$8,727
Power & Vision	1,926	535	7,209	1,868	525	6,982
Seating Systems	252	202	1,395	250	193	1,401
Complete Vehicles	106	107	381	102	105	439
Corporate & Other [i]	23	197	858	19	198	724
Total Reportable Segments	$2,750	$1,062	$19,055	$2,674	$1,045	$18,273

[c]	The following table reconciles Total Assets to Net Assets:

	March 31,	December 31,
	2025	2024
Total Assets	$32,074	$31,039
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,059)	(1,247)
Deferred tax assets	(862)	(819)
Long-term receivables from joint venture partners	(106)	(67)
Deduct liabilities included in segment net assets:
Accounts payable	(7,376)	(7,194)
Accrued salaries and wages	(893)	(867)
Other accrued liabilities	(2,723)	(2,572)
Segment Net Assets	$19,055	$18,273

Magna International Inc. First Quarter Report 2025    42